Invesco Mortgage Capital Inc.
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-892-0896
www.invescomortgagecapital.com

July 22, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Messrs. Peter McPhun and Wilson Lee

Re:    Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2020
Filed February 22, 2021
File No. 001-34385

Dear Mr. McPhun and Mr. Lee,

This letter sets forth the response of Invesco Mortgage Capital Inc. (the “Company” or “we”) to your comment letter dated June 30, 2021 regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) filed with the Commission on February 22, 2021.

For your convenience, we have set forth below your comment followed by the Company’s response thereto.

Form 10-K filed February 22, 2021

Non-GAAP financial measures, page 43

1.Reference is made to your use of core earnings in the past and resumption within the first quarter of 2021. Included in your calculation of core earnings are adjustments for certain realized and unrealized gains and losses. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by your management as an indicator of your dividend paying ability. If so, please revise your filing to disclose that purpose.

The Company respectfully acknowledges the Staff’s comment and will revise the title of core earnings to earnings available for distribution commencing with the Company’s filings for the quarter ended June 30, 2021. Earnings available for distribution is one of the factors that the Company’s board of directors considers in determining the amount, if any, and the payment date of dividends on the Company’s common stock. The Company will expand its disclosure of how management uses earnings available for distribution to common stockholders as follows:

To maintain our qualification as a REIT, U.S. federal income tax law generally requires that we distribute at least 90% of our REIT taxable income annually, determined without regard to the deduction for dividends paid and excluding net capital gains. We have historically distributed at least 100% of our REIT taxable income. Because we view earnings available for distribution as a consistent measure of our investment portfolio's ability to generate income for distribution to common stockholders, earnings available for distribution is one metric, but not the exclusive metric, that our board of directors uses to determine the amount, if any, and the payment date of dividends on our common stock. However, earnings available for distribution should not be considered as an indication of our taxable income, a guaranty of our ability to pay dividends or as a proxy for the amount of dividends we may pay, as earnings available for distribution excludes certain items that impact our cash needs.

If you have questions regarding this response, please call me at 972-715-7470.

Sincerely,

/s/ R. Lee Phegley, Jr.
R. Lee Phegley, Jr.
Chief Financial Officer

cc: John Anzalone, Chief Executive Officer
John Day, Chairman, Audit Committee